

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 24, 2016

Via E-mail
Mr. Mark R. Tobin
Chief Financial Officer
Nanoflex Power Corporation
17207 N Perimeter D., Suite 210
Scottsdale, AZ 85255

> **Re:** **Nanoflex Power Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 18, 2016**
> **File No. 333-187308**

Dear Mr. Tobin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Business, Page 4

1.   In future filings, please file the Joint Development Agreement with SolAero Technologies Corp. as an exhibit and describe the material terms of the this agreement in the report. See Item 601(b)(10) of Regulation S-K.

Controls and Procedures, Page 32

2.   In future filings, please identify which version, 1992 or 2013, of the COSO framework you used to evaluate the effectiveness of the company's internal control over financial reporting. Refer to Item 308(a)(2) of Regulation S-K.

Exhibits, Page 43

3.   In future filings, please file the employment agreement with Mark Tobin.

4.   In future filings, please ensure that the exhibits filed or incorporated by reference into your reports is accurately reflected in the exhibit list. For example, exhibits 10.15 and 10.16 purport to be consulting agreement and a conversion agreement but appear to be a note conversion agreement and a subsidiary list respectively.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or me at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Tahmina Mohammad at (202) 551-4764 or Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction